Exhibit 99.3

YD BIOPHARMA MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information that YD Biopharma’s management believes is relevant to the assessment and understanding of YD Biopharma’s consolidated results of operations and financial condition. The discussion should be read together with the historical consolidated financial statements and related notes and unaudited pro forma condensed financial information that are included elsewhere in this Form 6-K. Unless the context otherwise requires, references in the discussion in this section to “YD Biopharma”, “we”, “us” and “our” refer to the business and operations of YD Biopharma and its predecessors and consolidated subsidiaries.

Overview

YD Biopharma specializes in the biopharmaceutical business and serves as a supplier of drugs and medical materials for clinical trials in Taiwan. In 2015, YD Biopharma was appointed as a clinical testing drug supplier by Novartis, a global pharmaceutical company, and has since expanded its offerings to include development and supply of ancillary products post-launch. YD Biopharma’s mission is to create a cancer-free world through advancements in biotechnology.

Recently, YD Biopharma secured patent and technology authorization from 3D Global to advance the application of corneal mesenchymal stem cells and their exosomes in the treatment of ocular diseases.

Concurrently, 3D Global has initiated an Institutional Review Board (IRB) application with Shuang-Ho Hospital and established a collaboration with its Department of Ophthalmology to obtain corneal specimens for research and development. The collaboration is structured as an industry-academia partnership, under which all research outcomes will be owned by 3D Global and, in turn, available to us by virtue of our license agreement. The IRB approval number for this study is N202407076, under the project title Exosome Clinical Application Technology Development — Corneal Specimen Collection. The study aims to collect twenty corneal specimens by the end of Q3 2025, with twenty specimens already collected as of Q3 2025. The trial is expected to run until January 31, 2026 (IRB No. N202502025).

Furthermore, in 2025, we initiated applications for clinical trials evaluating the efficacy of exosome-based contact lenses and artificial tears in alleviating dry eye symptoms. These trials will assess products designed for varying usage durations, including six months, one year, and two years.

Early in June 2024, YD Biopharma obtained patents, technology and U.S. market authorization from EG BioMed for core methylation detection of pancreatic cancer with high sensitivity, specificity and accuracy. This cooperation will lead to the establishment of an independent laboratory in the U.S. dedicated to pancreatic cancer early detection and monitoring technology that marks a significant expansion of YD Biopharma’s research and development capabilities to collaborate with hospitals, insurance companies and pharmaceutical companies to reach new patients.

On September 30, 2024, YD Biopharma entered into an exclusive licensed patent and know-how agreement with EG BioMed for the licensed patent and know-how of breast cancer detection technology (“EG BioMed Breast Cancer Patent”) in the licensed territory, including the United States, Europe, and Asia (the “Licensed Territory”). YD Biopharma can use the EG BioMed Breast Cancer Patent in the Licensed Territory for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The consideration of the EG BioMed Breast Cancer Patent is nil, but YD Biopharma is obligated to pay a royalty of 20% of the revenue of the sales or services generated from EG BioMed Breast Cancer Patent to EG BioMed on quarterly basis. The agreement of the EG BioMed Breast Cancer Patent will become effective from the date of completion of the proposed merger transaction with Breeze for a term of 20 years, and it will automatically renew for an additional 5 years unless both parties agree not to renew.

Outlook

YD Biopharma’s vision is to bring early cancer detection to the world, which provides patients with more treatment options that can be less invasive versus later stage treatment options. The success of YD Biopharma will be dependent on an employee base that includes specialists with extensive medical and biological training. YD Biopharma will focus on product development, continuous improvement of its manufacturing equipment, and increasing capacity to meet the quality and quantity standards that customers demand. We intend to accomplish this through new product development, acquisitions, licensing, the application of intellectual property unique to the medical industry, and through investing in manufacturing equipment and processes that enable us to compete globally. Further, YD Biopharma intends to continue increasing the market value of its intellectual property portfolio to support licensure of its products globally.

Key Factors Affecting Our Performance

YD Biopharma believes that future success will be dependent on several key factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Proven Capabilities Across a Broad Spectrum of Solutions

YD Biopharma has an extensive suite of solutions ranging from ophthalmology cellular drug development to pancreatic and breast cancer blood tests to nutritional product sales. YD Biopharma faces competition from well-financed biopharma companies and is working to distinguish itself through cutting edge advancements which distinguish its solutions from the competition.

Notable Strategic Partnerships, Offering Validation and Growth Potential

YD Biopharma is a clinical testing drug supplier for global pharmaceutical companies such as Novartis and Alcon and has licensing partnerships with EG BioMed for pancreatic and breast cancer detection and 3D Global to develop treatment for eye disorders. The length of the existing licensing partnerships and the establishment of new licensing partnerships will have a direct impact on YD Biopharma’s future revenues.

Proprietary Technology Supported by Licensing Agreements and IP Portfolio

Multi-decade, exclusive licensing agreements and owned, patented technology provides YD Biopharma with significant competitive first-mover advantage in each of its clinical markets.

Large and Underserved Markets for Each Solution Showcase Untapped Growth Potential

Multi-billion-dollar global market sizes over the next decade provide significant growth potential for YD Biopharma’s solutions. Entering large and underserved markets requires significant increases in production capacity, business development expenses, IT expenses, marketing expenses, labor costs related to employee headcount, and back-office support.

Strong Leadership Team with Deep Expertise in Biotech

YD Biopharma has a founder-led management team with experience in new drug development, medical-grade health product development, pharmacy channel development, and financial management and accounting. Expansion of YD Biopharma will lead to increased costs to hire skilled labor with the level of expertise required to execute YD Biopharma’s expansion plans. The labor pool for expertise of the caliber required to execute YD Biopharma’s business plan is limited and will likely require significant expenditures related to salary and wages to attract qualified talent to the business.

Production Capacity

YD Biopharma may be required to make significant capital expenditures to execute its business plan. These capital expenditures would be invested in facilities, production equipment and other expenses to support increases in production. To the extent YD Biopharma outsources production, its cost of revenue may be higher versus in-house production but may be offset in whole or in part because capital expenditures will be reduced.

Customer Demand

Favorable industry dynamics for early detection testing for pancreatic and breast cancer present YD Biopharma with numerous growth opportunities. According to a report published by Precedence Research, the global breast cancer diagnostics market was approximately $18.63 billion in 2024, and is estimated to grow at a 8.13% compound annual growth rate (“CAGR”) from 2025 to 2034. The pancreatic cancer diagnostics market in the United States was approximately $1.5 billion in 2023 according to Grand View Research and is estimated to grow at a 4.8% CAGR until 2030. YD Biopharma’s licensors are uniquely positioned to address this growing demand given their modular and portable production design and anticipated high return on invested capital.

According to a study published by Precedence Research, the global glaucoma treatment market was approximately $6.51 billion in 2024 and is estimated to grow at a 2.86% CAGR by 2034. According to a study published by Fortune Business Insights, the global dry eye syndrome product market was approximately $7.0 billion in 2023 and is estimated to grow at a 7.12% CAGR by 2032.

Commitment to Research and Expenses

Pursuant to the agreement entered into with 3D Global in June 2024, YD Biopharma is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global. YD Biopharma had paid $480,000 to 3D Global for the first stage of development of the 3D Global Patent on development of corneal limbal stem cells (“LSC”) during 2024. YD Biopharma paid $790,000 (included VAT) and nil during the six months ended June 30, 2025, and June 30, 2024, respectively. YD Biopharma has paid total of $1,270,000 to 3D Global for the first through third stage of Development of LSC Cell Source and the first stage of Establishment of LSC Master Cell Banks up to the date of this report.

Pursuant to the two agreements entered into with YC Biotech in January 2025 relating to clinical services for two products, YD Biopharma is obligated to pay up to $0.3 million when certain conditions and milestones are satisfied and completed by YC Biotech. YD Biopharma paid approximately $32 thousand (10% of total service fee) to YC Biotech for the first installment of clinical services for the six months ended June 30, 2025.

Costs of Revenue

Our profitability may be affected by our ability to effectively manage our costs of revenues. Our costs of revenues could be impacted by fluctuations in the price of product costs. If material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Although we are not currently relying on any single-source suppliers for our materials, our ability to control the costs of our materials also depends on our ability to negotiate with our suppliers for a better price and our ability to source products from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our costs of revenue through economies of scale and that we will see a reduction in the cost of critical components through enhanced and improved production processes from our suppliers. Our royalty costs will also increase the costs of revenue in accordance with the increased revenue generated from the sales of licensed products and rendering of licensed services in future.

Regulatory Landscape

The sale and purchase of YD Biopharma’s products and services are subject to extensive federal, state, local, and foreign government laws. YD Biopharma is also subject to the rules and regulations of the U.S. Federal Drug Administration and various state and international agencies that control the export, import, distribution, and sale of medical device products and cancer early detection services. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products. To date we have not concluded any clinical trials, nor have we had any product candidate approved for commercial sale. It is possible that we may not be able to commercialize a marketable product candidate.

Results of Operations

Six Months Ended June 30, 2025, Compared to the Six Months Ended June 30, 2024

The following table presents the summarized financial information taken from our consolidated statements of operations for the six months ended June 30, 2025, compared with the six months ended June 30, 2024 (amounts in thousands):

	For the six months Ended
	June 30, 2025	June 30, 2024
Net revenue	$204	$225
Cost of revenue	(135)	(156)
Gross profit	69	69
General and administrative expenses	1,227	256
Selling and marketing expenses	—	2
Research and development expenses	791	—
Impairment of expected credit loss	4	4
Total operating expenses	2,022	262
Loss from operations	(1,953)	(193)
Other income, net	17	21
Interest income	18	1
Total other income, net	35	22
Loss before income tax	(1,918)	(171)
Income taxes	2	6
Net loss	$(1,916)	$(165)

Net Revenue

Revenue for the six months ended June 30, 2025 (unaudited) consisted of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$90,210	$—	$90,210
Medical and related products	75,966	32	75,998
Contact lenses	35,000	—	35,000
Nutritional products	2,368	—	2,368
Supplements	431	—	431
Total	$203,975	$32	$204,007

Top five individual products by revenue for the six months ended June 30, 2025 (unaudited) are as follow:

Keytruda injection (Drugs)	$42,503
Exolens Hioxifilcon (Contact lenses)	35,000
Pharmorubicin Injection (Drugs)	17,938
12-Lead Electrocardiograph (Medical and related products)	10,048
Solu-Medrol Injection (Drugs)	8,478
Subtotal	$113,967

Revenue for the six months ended June 30, 2024 (unaudited) consisted of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$54,103	$-	$54,103
Medical and related products	137,658	251	137,909
Nutritional products	2,123	902	3,025
Supplements	22,474	7,469	29,943
Total	$216,358	$8,622	$224,980

The top five individual products by revenue for the six months ended June 30, 2024 (unaudited) are as follows:

PVA Eye Cleansing Wipes (Medical and related products)	$49,077
Keytruda injection (Drugs)	24,837
Fluorescence Cell Counter and Viability Analyzer (Medical and related products)	23,326
Giotrif Film-Coated Tablets (Medical and related products)	14,915
Faslodex Solution for injection (Drugs)	14,175
Subtotal	$126,330

Net revenue decreased by $20,973 or 9% to $204,007 for the six months ended June 30, 2025, compared to $224,980 for the six months ended June 30, 2024. The top 5 individual products by revenue accounted for 56% of the total revenue during the period. The decrease in revenue was primarily due to a change in product mix.

Cost of Revenue

Cost of revenue decreased by $20,668 or 13% to $135,212 for the six months ended June 30, 2025, compared to $155,880 for the six months ended June 30, 2024. The cost of revenue consists primarily of purchase costs of products for resales. The decrease in cost of revenue was primarily due to the decrease in revenue of 9%

Gross Profit

In accordance with U.S. GAAP, YD Biopharma utilizes the lower of cost or net realizable value for determining its inventory value.

We believe that, as we grow net revenue through new markets and expanded distribution, our gross profit will also increase. We plan to accomplish this through the following:

●	improving the resales product and raw material sources;

●	increasing and diversifying our customer base;

●	introducing new product lines and subcontractors that carry higher margins;

●	commencing the new cancer early detection services;

●	establishing additional licensing agreements;

●	reducing component costs through greater purchasing power and scalability;

●	expanding strategic relationships with component providers;

Operating Expenses

For the six months ended June 30, 2025, our total operating expenses were approximately $2.0 million, reflecting an increase of $1.74 million compared to $262,264 for the six months ended June 30, 2024. The increase was mainly caused by the increase of general and administrative expenses fees related to the group expansion and restructuring costs of $1.0 million, and the increase in research and development expenses by $1.74 million from two licensed patents and know-how.

Interest and Other Income, Net

For the six months ended June 30, 2025, other income, net was $17,305 expense compared to $21,284 for the six months ended June 30, 2024, due primarily to exchange losses of $16,834, machine rental income of $31,398, and gain of $2,508 related to the termination of a lease contract for the six months ended June 30, 2025. For the six months ended June 30, 2025, interest income was $18,439 compared to $767 for the six months ended June 30, 2024.

Net Loss

For the six months ended June 30, 2025, the net loss was $1.9 million compared to net loss of $0.17 million for the six months ended June 30, 2024. The net loss was caused by the increase of professional and consultancy services fees related to the group expansion and restructuring by $0.96 million, increase in research and development expenses by $0.8 million from two licensed patents and know-how, and additional $0.4 million increase in staff cost from the expansion of our business.

Liquidity and Capital Resources

YD Biopharma has operated primarily as a development stage company since its formation. YD Biopharma recognized a net loss of $1,916,581 for the six months ended June 30, 2025, compared to a net loss of $165,364 for the six months ended June 30, 2024, and accumulated deficit of $3,843,624 as of June 30, 2025.

YD Biopharma has historically funded operations through private equity offerings, related party debt and financial institution debt.

On August 28, 2025, Pubco Limited completed its business combination with YD Biopharma pursuant to the Merger Agreement and Plan of Reorganization, dated September 24, 2024. Concurrently with the closing, YD Biopharma closed a private investment in public equity (“PIPE”) financing, securing $13.2 million in gross proceeds to support YD Biopharma’s liquidity and capital resources.

We believe that these financing activities will allow YD Biopharma to meet both its operating and debt obligations in 2025. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We also recognize that there can be no assurance that our forecasted plan will be met. Our future capital requirements and the adequacy of available funds will depend on many factors.

We may need to raise additional funds to finance our operations through further equity or equity-linked offerings or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. YD Biopharma recognizes that there is no assurance that any such additional financing will be obtained or that the terms of such arrangements will be reasonable. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. As of June 30, 2025, YD Biopharma’s cash was $469,520 compared to $3,132,298 as of December 31, 2024. This decrease was primarily due to payment of general and administrative expenses of approximately $1.2 million and research and development expenses of $0.8 million.

Cash Flows

The following table summarizes YD Biopharma’s cash flows for the period indicated (in thousands):

	Six Months Ended June 30,
	2025	2024
Net cash used in operating activities	$(2,162)	$(283)
Net cash used in investing activities	(3)	(2,853)
Net cash provided by (used in) financing activities	(561)	5,788

Cash Flows Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025, was $2,161,878, primarily related to YD Biopharma’s net loss for the period of $1,916,581.

Net cash used in operating activities for the six months ended June 30, 2024, was $283,279, primarily related to YD Biopharma’s net loss for the period of $165,364 and an increase in prepaid expenses and other assets of $144,468.

Cash Flows Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025, was $2,659, primarily related to acquisition of property, plant and equipment.

Net cash used in investing activities for the six months ended June 30, 2024, was approximately $2.9 million, driven by the acquisition of intangible assets, and property, plant and equipment.

Cash Flows Provided by (Used In) Financing Activities

Net cash used in financing activities for the six months ended June 30, 2025, was approximately $0.6 million, primarily related to an increase in deferred offering costs of $0.6 million.

Net cash provided by financing activities for the six months ended June 30, 2024, was approximately $5.8 million, consisting primarily of net proceeds from equity financings.

Commitments and Contingencies

YD Biopharma’s commitments include our operating lease liabilities. Other commitments primarily consist of debt obligations, including long-term bank loan, amount due to a shareholder and affiliate.

The following table summarize our contractual obligations and other commitments for cash expenditures as of June 30, 2025, and the years in which these obligations are due as follows (in thousands):

	Payments Due In
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter	Total
Operating lease liabilities(a)	$16	$0	$—	$—	$—	$—	$16

(a)	YD Biopharma has contractual obligations in the form of operating leases for an office. During the six months ended June 30, 2025, YD Biopharma entered into a new operating lease agreement for the use of another office for 60 months and terminated this lease engagement in June 2025. Upon the lease commencement, we recognized $134,394 and $134,394 of right-of-use assets and operating lease liabilities, respectively.

Pursuant to the agreement entered into with 3D Global in June 2024 relating to the 3D Global Patent, YD Biopharma is obligated to pay up to $2.7 million when certain conditions and milestones are satisfied and completed by 3D Global. YD Biopharma paid $0.8 million to 3D Global for Application with Medical Center for Clinical Specimens Collection on Development of LSC Cell Source for the six months ended June 30, 2025.

Pursuant to the two agreements entered into with YC Biotech in January 2025 relating to clinical services for two products, YD Biopharma is obligated to pay up to $0.3 million when certain conditions and milestones are satisfied and completed by YC Biotech. YD Biopharma paid approximately $32 thousand (10% of total service fee) to YC Biotech for the first installment of clinical services for the six months ended June 30, 2025.

Off-Balance Sheet Arrangements

As of June 30, 2025, and December 31, 2024, we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Standards

See Note 2 to YD Biopharma’s condensed consolidated financial statements, included elsewhere in this interim report, for a full description of recent accounting pronouncements, including the actual and expected dates of adoption and estimated effects on our consolidated results of operations and financial condition, which is incorporated herein by reference.

Significant Accounting Policies

Inventories

Inventories are accounted for using the weighted average costing method and are stated at the lower of cost or net realizable value. YD Biopharma has established the policy of writing-down potential obsolete or slow-moving inventories recorded as cost of revenue based on management’s assumptions about future demands and market conditions. There were no write-downs of inventory during the six months ended June 30, 2025, and 2024.

Impairment of Long-Lived Assets

YD Biopharma reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There was no impairment of long-lived assets recorded for the six months ended June 30, 2025, and 2024.

Revenue Recognition

YD Biopharma recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

1.	Identify the contract with a customer

2.	Identify the performance obligations in the contract

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations in the contract

5.	Recognize revenue when, or as, performance obligations are satisfied

As of June 30, 2025, YD Biopharma engaged in the sales of drugs, medical, contact lens and other related materials to corporate and retail customers. Products were marketed and sold primarily to consumers in Taiwan and the United States, and all sales and property and equipment were within the Asia region.

With the acquisition of the patents from 3D Global and EG BioMed, we plan to expand the product offering to corneal eye repair products and provide cancer detection testing services for pancreatic and breast cancer. Revenue is recognized when its customer obtains control of promised goods and services provided in an amount that reflects the consideration which YD Biopharma expects to receive in exchange for those goods and services. YD Biopharma’s revenue from contracts with customers is derived from product revenue principally from the sale of products directly to its customers and presents revenue net of value-added tax (“VAT”).

The timing of product revenue recognition is a matter of judgment that depends on the relevant facts and circumstances to determine when the customer obtains control of the products being delivered. Revenues are recognized at the point in time when YD Biopharma has completed its performance obligation under the contract to deliver and transfer title of the products to the customer, which is generally upon shipment or when the customer accepts the product at their location. YD Biopharma does not offer sales rebates to its customers. Any discount will be net of the revenue at the time of the sale. Additionally, YD Biopharma does not provide its customers with the right to return product (except for quality issues). The customer is required to perform a product quality check immediately upon delivery of the products and any issue must be reported to YD Biopharma within a few days of identifying a quality issue.

YD Biopharma entered into subleasing arrangements with a drug store in Taiwan to lease part of the leased premises to them. During the six months ended June 30, 2025, and 2024, YD Biopharma also entered into leasing arrangements with corporate customers to lease equipment. YD Biopharma receives income from operating leases based on the fixed required rents (base rent) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreements. Operating lease revenue, as recorded on the straight-line method, in the statements of operation is recorded as other income. During the year ended December 31, 2024, YD Biopharma ceased the only subleasing arrangements with a drug store. YD Biopharma recognized $31,398 income from the leasing of equipment to other corporate customers for the six months ended June 30, 2025, and recognized $12,788 of income from the subleasing arrangement with a drug store and the leasing of equipment to other corporate customers for the six months ended June 30,2024.

YD Biopharma also acts as an agent in certain revenue arrangements where it facilitates the sale of products on behalf of third-party sellers. In these arrangements, YD Biopharma does not control the specified goods before they are transferred to the customer, and therefore, YD Biopharma is an agent. When YD Biopharma is an agent, revenue is recognized on a net basis, representing the fee earned for facilitating the transaction. YD Biopharma’s performance obligation is to arrange for the provision of the product by the third-party seller to the customer.